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                          June 21, 2022

       Mark Rosenblum
       Chief Financial Officer
       Salarius Pharmaceuticals, Inc.
       2450 Holcombe Blvd., Suite X
       Houston, TX 77021

                                                        Re: Salarius
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2022
                                                            File No. 333-265535

       Dear Mr. Rosenblum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nicholas P. Griffin,
Esq.